FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated October 4, 2006
2.	Press release dated October 4, 2006
3.	Press release dated October 4, 2006
4.	Press release dated October 4, 2006
5.	Press release dated October 4, 2006
6.	Press release dated October 9, 2006
7.	Press release dated October 11, 2006
8.	Press release dated October 12, 2006
9.	Press release dated October 16, 2006
10.	Press release dated October 16, 2006
11.	Press release dated October 17, 2006
12.	Press release dated October 23, 2006
13.	Press release dated October 24, 2006
14.	Press release dated October 24, 2006
15.	Press release dated October 25, 2006
16.	Press release dated October 31, 2006
17.	Press release dated October 31, 2006

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 31, 2006
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

04 October 2006

Synopsys And ARM Announce Immediate Availability Of CCS Noise Models For ARM Physical IP

Next-Generation Signal Integrity Sign-off Models to Deliver Improved Accuracy and Reduced Turnaround Time

MOUNTAIN VIEW, Calif. and CAMBRIDGE, UK—October 4, 2006—Synopsys, Inc. (Nasdaq: SNPS), a world leader in semiconductor design software and ARM [(LSE:ARM); (Nasdaq:ARMHY)], today announced that the ARM®Advantage™ , Metro™ and SAGE-X™ standard cell libraries, part of its Artisan® physical IP family, now support the next-generation signal integrity signoff models based on Liberty™ Composite Current Source (CCS) modelling technology. Used in conjunction with the Synopsys PrimeTime® analysis tool, the golden signoff standard, CCS noise models allow designers to get better accuracy and reduced turnaround time. Liberty open source noise models also facilitate visibility into transistor-level behaviour that is key to nanometer sign-off analysis. CCS noise models are proven to deliver sign-off level accuracy to within two percent of HSPICE® simulation as seen at leading semiconductor companies.

“Over the years, we have closely collaborated with Synopsys to advance design solutions based on open standards,” said Brent Dichter, general manager, ARM Physical IP. “Open-source CCS modelling technology has gained significant momentum in the semiconductor industry, and we look forward to once again leading in the IP industry with CCS noise support, the next generation signal integrity models.”

CCS models are the industry’s first open-source current-based models to unify timing, signal-integrity, and power. CCS technology is designed to address the new low-power design challenges and the industry’s advanced process modelling challenges for 65-nanometer (nm) and below geometries. Other noise models suffer from limited accuracy or employ closed, proprietary formats limiting their use during signoff. In contrast, the CCS-based noise models are current-based and allow signoff tools to much more closely model actual silicon behaviour, thus reducing design iterations. CCS noise models are open-source, giving users transparency and confidence during signoff and promoting interoperability across the EDA industry.

“In order for our customers to obtain the silicon entitlements of the latest processes, they need world class implementation and signoff tools as well as highest accuracy IP,” said Antun Domic, senior vice president and general manager, Synopsys Implementation Group. “The Synopsys Galaxy™ Design Platform combined with CCS-enabled models from industry-leading IP providers such as ARM will help ensure that our mutual customers get their silicon to function as expected and meet their challenging nanometer requirements.”

Synopsys, a member of the ARM Connected Community, will be available to discuss this collaboration at the ARM Developers’ Conference in Santa Clara, CA on October 4-5, 2006. For more information, please visitwww.arm.com/developersconference.

Availability
CCS timing and noise models for the ARM Advantage, Metro and SAGE-X standard cell libraries are available for immediate download from the ARM website at http://www.arm.com

About the ARM Connected Community
The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

About Synopsys
Synopsys, Inc. is a world leader in EDA software for semiconductor design. The company delivers technology-leading semiconductor design and verification platforms and IC manufacturing software products to the global electronics market, enabling the development and production of complex systems-on-chips (SoCs). Synopsys also provides intellectual property and design services to simplify the design process and accelerate time-to-market for its customers. Synopsys is headquartered in Mountain View, California and has offices in more than 60 locations throughout North America, Europe, Japan and Asia. Visit Synopsys online at http://www.synopsys.com.

ENDS

Synopsys is a registered trademark of Synopsys, Inc. Liberty is a trademark of Synopsys, Inc. ARM is a registered trademark of ARM Limited. Metro, Advantage and SAGE-X are trademarks of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS. Any other trademarks or registered trademarks mentioned in this release are the intellectual property of their respective owners.

Contacts Details:

Synopsys

Sheryl Gulizia
Synopsys, Inc.
650-584-8635
sgulizia@synopsys.com

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Michelle Spencer	Claudia Natalia
Text 100	ARM	ARM
+1 415 593 8457	+44 1628 427780	+1 408 548 3172
naarm@text100.com	michelle.spencer@arm.com	Claudia.Natalia@arm.com

Item 2

04 October 2006

ARM and SPIRIT Form Strategic Partnership To Deliver Outstanding Mobile Multimedia Performance

ARM selects SPIRIT to bring increased multimedia performance tomobileconsumer devices

MOSCOW, RUSSIA AND CAMBRIDGE, UK – Oct 4, 2006 – SPIRIT DSP, a leading provider of embedded voice and audio software engines, and ARM [(LSE: ARM); (Nasdaq: ARMHY)] announced today a strategic partnership to deliver outstanding multimedia performance to mobile digital audio and voice devices. SPIRIT’s highly-optimized software audio and voice engines now run on the ARM® AudioDE™ audio processor, delivering exceptionally low power consumption.

SPIRIT, a member of the ARM Connected Community, has been chosen by ARM as a preferred software Partner to provide outstanding performance and efficiency to media players and voice-enabled consumer electronic devices. SPIRIT is working with ARM to port and optimize SPIRIT’s industry-wide codec portfolio to the ARM AudioDE data engine. Under the agreement, ARM will actively promote SPIRIT audio and voice software solutions to ARM Partners, OEMs and processor vendors worldwide.

“With today’s growing consumer entertainment and communication demands, high-performance, compact, multimedia-rich devices with long battery life have become critical,” said Andrew Sviridenko, chairman, SPIRIT DSP. “ARM is the architecture of choice for the mobile device market. SPIRIT’s collaboration with ARM benefits OEMs whose consumer electronic products require long battery life, as well as excellent audio and voice quality for superior entertainment and performance. With ARM’s unique offerings in OptimoDE™ data engines and AudioDE audio processors, the media and mobile industries can now vastly improve the end-user experience.”

“SPIRIT’s power efficient software solutions, combined with the ARM AudioDE audio processor will enable consumer electronics manufacturers to bring compelling, next-generation multimedia products to market quickly and with low risk,” said Tom Cronk, general manager, Data Engines, ARM. “SPIRIT and ARM share a common dedication to pioneering technologies that help maintain competitive advantage and leverage advanced efficiency for mobile audio and voice applications.”

SPIRIT software engines are integrated sets of highly optimized signal processing software components, including audio/voice codecs and utilities that implement playback, record and live conversation functionality on portable devices with considerable power savings. SPIRIT software voice engines integrate acoustic echo and noise cancellation, PLC, jitter buffer, ARS and multiple codecs, including the SPIRIT wideband codec.

The ARM AudioDE audio processor is a best-in-class digital audio solution for designers of portable audio devices. The AudioDE audio processor is derived from ARM's OptimoDE technology and is configured to meet the challenges of high performance and low cost while delivering exceptionally low power consumption. The AudioDE audio processor consumes a mere 0.1mW per MHz when implemented in 0.13 -micron geometry, has a very small core size and small memory footprint. The AudioDE audio processor is capable of running multiple codecs and post-processing algorithms – each task requiring minimal MHz; for example: AAC-LC decode in 9MHz, AMR-NB decode in 4MHz, and MP3 encode in just 16MHz.

Availability
The ARM AudioDE audio processor and SPIRIT audio and voice products are available for licensing immediately.

About SPIRIT DSP
SPIRIT DSP (www.spiritDSP.com) employs 140 professionals, has been in international software licensing business since 1992. A bootstrap company, SPIRIT has been profitable for 14 years. For the last 10 years SPIRIT's focus is communication, audio, speech and VoIP software products and today SPIRIT counts among its clients Adobe, Agere, Atmel, Compal, Flextronics, Ericsson, HP, HTC, Kyocera, LG, Marconi, Microsoft, National Semiconductor, NEC, Nortel Networks, Oracle, Panasonic, Philips Semiconductor, Polycom, Radvision, Samsung, Siemens, SigmaTel, Texas Instruments, Toshiba and Trinity Convergence, among 200+ other communication OEMs and software vendors. Through the brand names SPIRIT communication software is used in over 80 countries and powers more than 100 million voice channels. SPIRIT DSP is a member of major voice-related developer communities, including Intel(R) Developer Network, ARM(R) Connected Community, Philips Nexperia Partnership, TI Third Party Network, TI OMAP Developer Network for Wireless handsets and PDAs. SeeStorm is SPIRIT affiliate for synthetic video conferencing.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

About the ARM Connected Community
The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

ENDS

ARM is a registered trademark of ARM Limited. AudioDE and OptimoDE are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Niall O’Malley	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+44 208 846 0740	+1 408 548 3172	+44 1628 427780
londonarm@text100.co.uk	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 3

04 October 2006

msystems And ARM Collaborate To Offer An Enhanced TrustZone Security Solution

msystems mSafe cryptographic cores, software and design services to be promoted as a complementary solution to the ARM TrustZone security architecture

SUNNYVALE, CA AND CAMBRIDGE, UK - Oct. 4, 2006 - msystems™ (NASDAQ: FLSH), a leader in smart personal storage and security IP, and ARM [(LSE: ARM); (NASDAQ: ARMHY)], today announced at the ARM® Developers’ Conference, Santa Clara, Calif., that they have agreed to cooperate on promoting msystems’ mSafe™ cryptographic cores, crypto libraries and design services as a complementary solution to the ARM TrustZone® security architecture. Through this understanding, ARM and msystems will offer a comprehensive security solution based on TrustZone technology’s leadership in domain separation and msystems’ proven mSafe cryptography and security design.

The two companies are collaborating to integrate mSafe crypto cores with ARM TrustZone Software to enable mSafe technology to seamlessly operate within the ARM TrustZone security architecture. Customers who need to add cryptography capabilities to their ARM technology-based silicon solutions will be able to quickly and easily integrate off-the-shelf mSafe cores within the ARM TrustZone Software environment without any need for special development or integration.

“ARM is the leader in embedded processors and ARM TrustZone technology is the industry leader in domain separation. We are now going to be able to offer customers the ability to integrate msystems mSafe proven crypto cores as a complementary solution within the TrustZone security architecture,” said Rami Koren, vice president marketing of security for the msystems Mobile Network Operators division. “By combining the excellent capabilities of TrustZone technology in domain separation and mSafe state-of-the-art cryptography, customers will be able to obtain a complete security and cryptography solution within the ARM TrustZone security architecture.”

“Many partners who integrate ARM TrustZone security technology are seeking to go beyond domain separation and add state-of-the-art cryptography capabilities to their silicon. mSafe crypto cores offer them exactly that, and constitute a solution well suited to TrustZone technology,” said Lance Howarth, general manager, Embedded Software, ARM. “msystems is a leader in the field in recognizing the benefits to developers of ensuring mSafe cores integrate seamlessly into the ARM TrustZone Software and Hardware security framework. We welcome msystems to our ecosystem of valuable security Partners. Our cooperation will enable these Partners to quickly and easily add industry-standard cryptography capabilities to their silicon designs without time or risk penalties to achieve top level security within the TrustZone architecture.”

About ARM TrustZone
ARM TrustZone technology is a key enabling technology, targeted specifically at securing consumer products such as mobile phones, PDAs, set top boxes or other systems running open Operating Systems (OS), such as Symbian OS, Linux and Windows CE. TrustZone technology ensures reliable implementation of security critical applications and services such as network virus protection, Average Revenue Per User (ARPU) increase through mobile content, m-commerce transactions and the protection of user secrets such as keys.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at www.arm.com.

About msystems
msystems has been transforming raw flash material into smarter storage solutions since 1989. From embedded flash drives deployed in millions of mobile handsets to U3 USB smart drives designed for leading global brands, msystems creates, develops, manufactures and markets smart personal storage solutions for a myriad of applications targeting high growth markets.

More information is available online at www.msystems.com. msystems. made smarter.

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

ENDS

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to: the effect of global economic conditions in general and conditions in msystems’ industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in msystems’ and its customers’ inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on msystems’ and its customers’ products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for msystems’ and its customers’ products; and other risk factors detailed from time to time in msystems’ filings with the Securities and Exchange Commission. msystems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to msystems’ website above does not constitute incorporation of any of the information thereon into this press release.

ARM and TrustZone are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM”' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details

Editorial Contact for msystems

David Coates
+1 (617) 587-2927
Brodeur
dcoates@brodeur.com

Editorial Contact for ARM

Michelle Spencer
+44 1628 427780
michelle.spencer@arm.com

Investor Contacts for msystems

Jeff Corbin Lee Roth
KCSA Worldwide KCSA Worldwide
+1 (212) 896-1214 +1 (212) 896-12141209
jcorbin@kcsa.com lroth@kcsa.com

Item 4

04 October 2006

ACTEL Corporation Licenses ARM Cortex-M3 Processor

Extended partnership builds on success of soft ARM7 family processor for FPGAs

MOUTAIN VIEW, CA AND CAMBRIDGE, UK – Oct. 4, 2006 – Actel Corporation (NASDAQ: ACTL) and ARM [(LSE: ARM); (NASDAQ: ARMHY)] today announced at the ARM Developers’ Conference, Santa Clara, Calif., that Actel, a leader in single-chip field-programmable gate arrays (FPGA), has licensed the ARM® Cortex™-M3 processor. The agreement further strengthens the partnership established in March 2005 between the companies, which resulted in Actel’s CoreMP7, a soft ARM7™ family processor core optimized for implementation in Actel’s FPGAs. The combination of ARM and Actel technologies brings the flexibility, fast time-to-market, and low implementation cost of FPGAs to ARM users and others who previously could not justify the expense of ASIC implementation for their application.

“Since its introduction last year, we have seen a great deal of interest in our CoreMP7 processor from companies across the globe, reflecting the desire for FPGA flexibility combined with an industry-standard processor architecture,” said Dennis Kish, senior vice president, sales and marketing, Actel. “Moving forward, we are committed to exploring current and next-generation ARM technologies that will continue to benefit our customers, thereby increasing the choices available and enabling designers to reduce costs and improve performance.”

The ARM Cortex-M3 processor is designed to provide a high-performance, low-cost solution that meets the needs of minimal memory implementation, reduced pin count and low-power consumption, while delivering outstanding computational performance and exceptional system response to interrupts.

“The ARM architecture, ARM quality and the ARM Connected Community has long been the choice of ASIC/ASSP designers. Through our partnership with Actel, we are successfully offering these advantages to FPGA designers, a previously unaddressed embedded community,” said Graham Budd, EVP and general manager, Processor Division, ARM. “Our continuing partnership with Actel further solidifies ARM’s commitment to building on its success in the FPGA market.”

About Actel
Actel Corporation is the leader in single-chip FPGA solutions. The company is traded on the NASDAQ National Market under the symbol ACTL and is headquartered at 2061 Stierlin Court, Mountain View, Calif., 94043-4655. For more information about Actel, visit http://www.actel.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About the ARM Connected Community
The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

ENDS

ARM is a registered trademark of ARM Limited. Cortex and ARM7TDMI-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details: ARM Press Office: +44 208 846 0797

Nandita Geerdink	Michelle Spencer	Claudia Natalia
Text 100	ARM	ARM
+1 415 593 8457	+44 1628 427780	+1 408 548 3172
naarm@text100.com	michelle.spencer@arm.com	Claudia.Natalia@arm.com

Item 5

04 October 2006

STMicroelectronics Licenses ARM Cortex-M3 Processor For Use In Next-Generation 32-Bit Microcontrollers

ARM Cortex-M3 processor provides STMicroelectronics with high-performance 32-bit technology for cost- and power-sensitive applications

GENEVA, SWITZERLAND AND CAMBRIDGE, UK – Oct. 4, 2006 – STMicroelectronics (NYSE: STM), one of the world’s leaders in the development of microcontrollers, and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced at the ARM® Developers’ Conference, Santa Clara, Calif., that STMicroelectronics will integrate the ARM® Cortex™-M3 processor into its next-generation family of 32-bit microcontrollers.

ST was one of ARM’s lead Partners for the development of the new Cortex-M3 processor and the licensing agreement will enable ST to accelerate the market’s transition from high-end 8- and 16-bit MCUs to 32-bit solutions by providing high-performance devices which ease development and enable significant cost- and power-savings.

“The 32-bit microcontroller industry has accelerated massively in the last few years, doubling in opportunity for revenues to reach $3.8 billion in 2005. Over the next five years, the market will have an opportunity to ship more than double the unit volumes compared with 2005 and reaching a revenue of over $ 6.1 billion,” said Max Baron, principal analyst, In-Stat. “The Cortex-M3 processor offers the deeply embedded applications market a good blend of a compact footprint with reduced power consumption and simplified development.”

The Cortex-M3 processor was specifically developed to target the low-cost requirements of a broad range of markets and applications where memory and processor size significantly impact device costs. The Cortex-M3 processor brings together multiple technologies to reduce memory size while delivering industry-leading performance in a small power efficient RISC core and delivers an ideal platform to accelerate the migration of thousands of applications around the globe from legacy components to 32-bit microcontrollers.

“STMicroelectronics is well recognized for anticipating market trends and the evolution towards 32-bit MCU technology is firmly in its sights,” said Jim Nicholas, general manager, Microcontroller Division, STMicroelectronics. “Our current ARM processor-based STR7 and STR9 product lines have enjoyed much success, and the Cortex-M3 processor will propel us again towards a breakthrough in performance, ease of use and quality, while also providing a competitive cost structure for our products. We feel that the Cortex M3 processor will play an important role in accelerating the convergence of the MCU market, and this is why our strategic partnership with ARM promises to quickly change the landscape and drive this new MCU market forward. It is our intention to lead this major market move.”

Ever since the launch of ST’s first 32-bit ARM processor-based STR710 family in April 2004, ST has been accelerating the release of innovative 32-bit Flash-based microcontrollers. The STR7 families have been widely adopted in industrial control, appliances, automated tolling, versatile 3D gaming, uninterruptible power supplies (UPS), photocopiers, and most recently in consumer GPS and consumer networking equipment. In addition, the recently launched ARM966E-S™ processor-based STR910 family has already been adopted in many Ethernet applications, alarm and security platforms, factory automation, as well as digital telecom and signal processing applications.

“The combination of STMicroelectronics experience in microcontrollers, and the innovative technology that ARM provides for microcontroller designs, forms the building blocks of exciting future devices,” said Graham Budd, EVP and GM, Processor Division, ARM. “By providing our Partners with a solution that delivers high performance at low cost, we are enabling ST to accelerate the delivery of highly competitive 32-bit products into the high-volume microcontroller markets, and speed the migration from legacy technology.”

About the ARM Cortex Family
The three members of the ARM Cortex family all incorporate the Thumb®-2 instruction set, and are designed to address the increasing demands of various markets. The three types of ARM Cortex processor are:

  ARM Cortex-A Series: Applications processors for complex OS and user applications
  ARM Cortex-R Series: Embedded processors for real-time systems
  ARM Cortex-M Series: Deeply embedded processors optimized for microcontroller and low-cost applications

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2005, the Company’s net revenues were $8.88 billion and net earnings were $266 million. Further information on ST can be found at www.st.com.

ENDS

ARM and Thumb are registered trademarks of ARM Limited. ARM966E-S and Cortex are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

STMicroelectronics

Mike Markowitz
+1 212 821 8959
michael.markowitz@st.com

ARM PRESS OFFICE: +44 208 846 0797

Contact Details: ARM Press Office: +44 208 846 0797

Haran Ramachandran	Michelle Spencer	Claudia Natalia
Text 100	ARM	ARM
+44 208 996 4164	+44 1628 427780	+1 408 548 3172
londonarm@text100.co.uk	michelle.spencer@arm.com	Claudia.Natalia@arm.com

Item 6

09 October 2006

ARM Launches Fault-Tolerant Processor To Cut Cost Of Future Car Development

New ARM Cortex-R4F processor accelerates next-generation automotive design with floating-point support for faster processing

CAMBRIDGE, UK – Oct. 9, 2006 – ARM [(LSE: ARM); (NASDAQ: ARMHY)] today announced at the Fall Processor Forum in San Jose, California, the new ARM® Cortex™-R4F processor to reduce the cost and design-time of future automotive electronic technology. The Cortex-R4F processor will enable ARM Partners to meet the stringent error-free safety standards and high performance requirements of automotive applications including next-generation Anti-lock Braking (ABS) and vehicle stability systems.

The advanced features of the Cortex-R4F processor specialized for the automotive market include support for Error-Correcting Code (ECC) memory, the extension of error detection into the interconnect and a synthesis-optional Floating-Point Unit (FPU).

“Vehicle OEMs need to continually innovate in order to meet tightening emissions and safety legislation, while adapting to changing consumer expectations,” said Chris Webber, vice president, Automotive Practice, Strategy Analytics. “The ARM announcement of the Cortex-R4F processor is extremely timely as designers of next-generation automotive control systems look for highly robust floating-point processor solutions that are needed for the innately intelligent backbone which will be part of even the most affordable car.”

“Automotive systems require high performance at the very highest levels of reliability to maintain our stringent safety standards,” said Berthold Fehrenbacher, engineering manager, of Robert Bosch GmbH. “The Cortex-R4F processor enables Bosch to provide this through extensive features that are closely aligned to our product requirements.”

The Cortex-R4F processor builds upon the advanced features of the Cortex-R4 processor. These features include configurability during synthesis to optimize the processor for different applications through a high-resolution memory protection unit, caches, tightly-coupled memory, DMA and debug facilities. This configurability is provided without compromising the underlying ARM instruction set compatibility, maximizing the reuse of existing software investments by application developers and third parties.

In addition, the Cortex-R4F processor brings a strong focus on safety with high resolution memory protection facilities to allow tight control over independent software tasks This is critical to applications based on the OSEK standard for an open-ended architecture, the JasPar Automotive software platform architecture, and the AutoSAR runtime environment. ARM is a premium member of AutoSAR which has wide industry support with members such as BMW, Bosch, Continental, DaimlerChrysler, Ford, GM, Siemens and VW. ARM is also a member of JasPar, whose board members include Toyota, Nissan and Honda.

“The automotive industry is going though a transformation, with the emergence of 32-bit processors as the catalyst for new standards of functionality, intelligence and performance in future car technology,” said Mike Inglis, executive vice president, Marketing and Business Development, ARM. “The new Cortex-R4F processor joins the Cortex-M3 processor as the next step in the evolution of ARM automotive technology, building on the heritage of the ARM7TDMI® and ARM9E™ processors which have been driving this industry over the last ten years.”

“Sophia Systems’ EJ-Debug and EJ-Extreme debug solutions enable design engineers to develop their next generation devices quickly and easily based on the ARM Cortex family,” said Tasuku Kashihira, CEO and COO, Sophia Systems. “To maintain safety standards in increasingly complex automotive systems, good visibility into all parts of the system is vital. The incorporation of CoreSight™ debug infrastructure with the Cortex-R4F processor provides this, and is an example of the way ARM have matched the processor’s feature set to the needs of this market.”

Features for Automotive Advancement
The Cortex-R4F processor is designed to enable ARM Partners to meet error-free automotive safety standards through seamless support for error detection from the processor, through the interconnect and into peripherals, providing true system-wide protection.

ECC technology monitors memory accesses to detect and correct errors. If a memory error occurs the ECC logic will correct it, rather than just communicating the error and stopping the system. With embedded error correction in the Cortex-R4F processor, ARM Partners do not need to design external ECC logic, simplifying implementation and aiding IEC61508 certification. Careful integration of ECC within the processor pipeline allows this to be achieved without the performance penalty which is normally associated with this level of protection.

With the increasing volumes of data transmitted throughout next-generation SoCs, it is critical that system designers can offer system-wide error detection to increase the fault tolerance of automotive applications. The Cortex-R4F processor extends the traditional processor feature of error detection throughout the SoC, meaning that previously erratically checked data can be scanned continuously for errors to increase reliability throughout the system.

Cortex-R4F Processor-based System Benefits
The Cortex-R4F processor also provides significant benefits for other applications. In networking, for example, it is critical that unplanned outages are minimized as they can contribute to lost sales, increased overtime and loss of employee productivity. According to an Infonet Report Service report titled “The Consequences of Network Downtime,” the average cost of enterprise application downtime is $10,000 per minute. The Cortex-R4F processor’s embedded ECC memory helps to reduce the possible causes of system failure to increase network resiliency and avoid these effects.

In addition, the Cortex-R4F processor’s FPU performs floating-point calculations that allow a greater dynamic range and accuracy than fixed-point calculations. The FPU is backward compatible with earlier ARM FPUs and is optimized for the single precision processing most commonly used in automotive applications. By using single precision values to represent data instead of converting to double precision, it is possible to process data twice as quickly while maintaining the required accuracy to increase the efficiency of the SoC design. The FPU is particularly useful in sophisticated control applications, where algorithms are often modelled in an environment such as Simulink or ASCET-SD, and code auto-generated using tools such as Real Time Workshop Embedded Coder, ASCET-SE or dSPACE Targetlink.

“Optimized technologies in the Cortex-R4F processor such as fast floating-point processing are important for advanced system designs, and platforms that offer such capabilities can give designers a clear advantage,” said Jim Tung, MathWorks fellow, The MathWorks. “Companies like ARM and The MathWorks that are committed to helping system designers to address their challenges have long been investing to develop tools that enable those designers to do more in less time. ARM has listened to its customers and has provided a new product that works with Simulink for Model-Based Design to automatically generate highly optimized single precision production code for embedded systems using Real-Time Workshop Embedded Coder.”

The Cortex-R4F processor features an advanced micro-architecture with dual instruction issue capability to deliver more than 800 Dhrystone MIPS in a performance optimized 90nm implementation, based upon an ARM Artisan® Advantage™ library. The processor also provides key savings in cost and power consumption for system developers, occupying less than 1mm² and consuming less than 0.27mW/MHz in an area optimized 90nm implementation. Relaxed timing on the level 1 memory allows dense, low power RAMs to used, extending the area saving beyond the processor logic to the memory, which may account for a substantial portion of the total cost.

ARM has developed a full range of supporting technology around the new processor to reduce design time and accelerate time-to-market. This complete system solution includes development and debug tools, modelling technology and physical cell libraries.
The Cortex-R4F processor is supported by the ♣ARM RealView® DEVELOP family of software development tools, the RealView CREATE family of ESL tools and models, and CoreSight debug and trace technology for developing embedded systems quickly.
The efficient design♣ enables higher performance at lower clock frequencies than previous ARM processors and the optimized Artisan Metro™ memories can provide a further reduction in the size and cost of embedded systems. The AMBA®♣ Designer design automation tool provides a design flow for advanced AMBA interconnect subsystems, further reducing implementation costs and time-to-market. Additionally, the AMBA 3 AXI™ protocol-compliant ARM PrimeCell® peripherals including the AMBA 3 AXI Interconnect (PL301), Configurable Dynamic Memory Controller (PL340), Static Memory Controller Family (PL350) and L2 Cache (L220) further improve the performance of the processor.

The Cortex-R4F processor runs the ARMv7 ISA making it fully backwards compatible with existing ARM code that powers billions of systems around the world, and is optimized for the Thumb®-2 instruction set. Using the Thumb-2 instruction set, together with the ARM RealView Development Suite, allows on-chip memory sizes to be reduced by up to 30 percent, saving significant cost in the system. In addition it can produce a 40 percent performance improvement over the previous Thumb instruction set running on an ARM946E-S™ processor. As memory is an increasingly large proportion of a chip, this provides a significant saving in area and cost to chip makers using the processor for automotive designs.

Availability
The ARM Cortex-R4F processor is available for licensing now, along with the majority of the supporting technology. The Instruction Set Simulator and RealView Development Suite tools environment for the Cortex-R4F processor are available today to lead and existing licensees, and for general release on request. The complementary technologies for implementing full SoC solutions such as the AMBA 3 AXI Interconnect (PL301), Configurable Dynamic Memory Controller (PL340), Static Memory Controller Family (PL350) and L2 Cache (L220) are all available now.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About the ARM Connected Community
The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

ENDS

ARM, AMBA, Thumb, ARM7TDMI, PrimeCell and RealView are registered trademarks of ARM Limited. ARM9E, ARM946E-S, AXI, Cortex, Advantage, Metro and CoreSight are trademarks of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

Niall O’Malley	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+44 208 846 0740	+1 408 548 3172	+44 1628 427780
londonarm@text100.co.uk	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 7

11 October 2006

GCT Semiconductor and ARM Accelerate Development of Next-Generation Digital Mobile TV and Emerging 4G Technologies

ARM processor delivers power and performance advantages for next-generation smartphones and laptops

SAN JOSE, CALIFORNIA AND CAMBRIDGE, UK–Oct. 11, 2006–GCT Semiconductor, a leader in innovative integrated circuits for the wireless communications industry, and ARM [(LSE:ARM)]; (NASDAQ:ARMHY)], today announced that GCT Semiconductor has licensed the ARM926EJ-S™ processor for use in next-generation reference designs focused on digital mobile TV and emerging 4G wireless technologies. The versatile ARM926EJ-S processor enables GCT Semiconductor to deliver a flexible SoC platform for next-generation smartphones and laptops, supporting rich audio content and high-performance mobile gaming applications.

With its unique CMOS RF expertise, GCT Semiconductor continues to demonstrate its leadership position as a key player with cutting-edge handset solutions for W-CDMA, PHS, and digital mobile TV technologies. A recent report from In-Stat stated that TV-on-mobile services are predicted to reach more than 102 million subscribers by 2010, up from 3.4 million in 2006. By joining the market during its infancy, GCT Semiconductor is well placed to drive the growth of this emerging market.

“At GCT we are constantly working to integrate the most innovative technologies into our designs, as we continue to advance our position as a leader in CMOS RF and wireless SoC solutions” said Dr. Kyeongho Lee, CEO, GCT Semiconductor. “ARM’s expertise has proven valuable while planning our latest SoC designs. By licensing an ARM9E™ family processor, we have procured a proven and robust design which will allow us optimal processing horsepower for our extremely low power CMOS devices. This will provide a competitive edge as we develop and release products for 3G and 4G applications such as W-CDMA/Edge and the emerging mobile TV standards (such as ISDB-T, DVB-H/T and DMB) that need to be extremely power efficient for maximum run time.”

Mobile gaming is one of the fastest-growing areas in the South Korean wireless data market. Improvements in device technologies from companies such as GCT Semiconductor, as well as the availability of richer content, have combined to bring more games and compelling content to consumers. Gartner reported that mobile gaming accounted for 9.8 percent (or $155 million) of South Korea’s total game market in 2004[1]. As a member of the ARM Connected Community, GCT Semiconductor will be able to capitalize on the expanding market for mobile games in Asia. The ARM926EJ-S processor features Jazelle® technology, enabling GCT Semiconductor to develop fast Java-based devices with long battery life, which are ideally suited for mobile gaming.

“The wealth of features and services demanded by mobile consumers requires a flexible and robust processor engine, capable of switching applications seamlessly and driving performance efficiently at low power. The ARM9E processor family represents the ideal solution for ARM Partners such as GCT Semiconductor by rolling out enhanced features on a low power budget,” said Sam Kim, president, ARM Korea. “GCT Semiconductor is at the forefront of technology innovation, with initiatives to launch SoCs for digital mobile TV and emerging 4G technologies .”

The ARM926EJ-S processor is fully synthesizable, and features a Jazelle technology-enhanced 32-bit RISC CPU, flexible size instruction and data caches, tightly coupled memory interfaces and memory management unit. The ARM926EJ-S processor is also compatible with the ARM EDA Reference Methodology, and is fully supported by the ARM RealView®Development Suite 3.0 and the RealView System Generator tool, to significantly reduce time-to-market. For more information please visit http://www.arm.com/products/CPUs/ARM926EJ-S.html.

About GCT Semiconductor, Inc.
GCT Semiconductor is a leading fabless semiconductor company that designs, develops and markets innovative integrated circuit solutions for the wireless communications industry. With its proven CMOS radio frequency (RF) and SOC expertise, GCT provides state-of-the-art CMOS RF transceivers, CMOS single-chip Satellite-DMB digital tuners for mobile handset solutions offering handset manufacturers reduced component cost, lower power consumption and smaller footprint. Working with cellular platform partners, GCT offers complete handset reference designs, with proven expertise in digital signal processing and modems. For more information, please visit www.gctsemi.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphic processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About the ARM Connected Community
The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

ENDS

ARM, Jazelle and RealView are registered trademarks of ARM Limited. ARM9, ARM9E and ARM926EJ-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 846 0740	+44 1628 427780
Niall.omalley@text100.co.uk	michelle.spencer@arm.com

Claudia Natalia
ARM
+1 408 548 3172
Claudia.natalia@arm.com

GCT Semiconductor contacts:

John Schlaefer
Chief Operating Officer
GCT Semiconductor, Inc.
Tel: (408) 434-8021
Email:jschlaefer@gctsemi.com

Alex Sum
Vice-President of Product Marketing
San Jose, CA, USA
Tel: +1- 408-434-8022
Mobile: +1-408-835-9686
Email:alexsum@gctsemi.com

     [1]‘Mobile Gaming Thrives in South Korea’ by Sauk-Hun Song and Sandy Shen, 31.08.05

Item 8

12 October 2006

Q3 Results Audio Webcast Invitation

ARM Holdings plc

cordially invites you to attend an
AUDIO WEBCAST
on Tuesday, 31 October 2006
following the 7.00am announcement of
its Q3 Results Statement
(The press release will be available after 7.00am from www.arm.com)

Hosted by:
Warren East, Chief Executive Officer
Tim Score, Chief Financial Officer
Bruce Beckloff, VP Investor Relations

Time:
9.00am GMT
10.00am CET
4.00am EST

And also at

1.00pm GMT
2.00pm CET
8.00am EST

The Audio webcasts will be available at www.arm.com/ir

You can also listen to a taped recording which will
be available approximately 1 hour after the calls end for 5 days.

Dial In number: +44 (0) 1452 55 00 00
Access code for the 9.00am call: 8367576#
Access code for the 1.00pm call: 8367750#

If you have any queries, please contact:

Bruce Beckloff
ARM Holdings plc
Tel: +44 1223 400 940
bruce.beckloff@arm.com

Item 9

16 October 2006

QNX and ARM Drive MPCore Technology

Companies collaborate to bring the performance and scalability of symmetric multiprocessing to in-car infotainment and telematics systems

OTTAWA, CANADA AND CAMBRIDGE, UK – Oct. 16, 2006 – QNX Software Systems and ARM [(LSE:ARM)]; (Nasdaq:ARMHY)] today announced at Convergence 2006, Detroit, MI, their collaboration in symmetric multiprocessing (SMP) solutions for automotive multimedia applications. QNX, the leading vendor of realtime operating systems and middleware for the in-car telematics and infotainment market, currently supports the ARM11™ family for automotive multimedia applications and is working with ARM to extend that support to the ARM11 MPCore™ multicore processor. QNX is a member of the ARM® Connected Community and is collaborating with ARM to accelerate the adoption of SMP technology in the automotive market and to provide software flexibility in the development of reliable, high-performance multimedia and navigation systems.

“Car manufacturers and tier-one suppliers today face the challenge of designing system architectures that can support changing system requirements for the many years of production and the lifetime use of a vehicle. Furthermore, the requirements for telematics and infotainment systems vary widely across manufacturers and geographic regions, making it imperative that in-car systems are designed to be as flexible as possible,” said Andrew Poliak, automotive segment manager, QNX Software Systems. “Together, QNX and ARM are working to deliver an integrated, highly scalable symmetric multiprocessing solution that addresses the high performance, low power, and design consistency demanded by automotive manufacturers.”

The ARM11 MPCore synthesizable multicore processor can be configured to contain between one and four processors, delivering an aggregate performance of 3100 Dhrystone MIPS while consuming less than 950mW (TSMC 90G, excluding caches). The QNX® Neutrino® RTOS offers a patented, highly optimized implementation of SMP, allowing applications to take full advantage of multicore hardware. It also supports bound multiprocessing (BMP), an innovative multiprocessing model that combines the scalability and performance of SMP with simplified migration of existing in-car software applications.

“The automotive-grade reliability of the QNX Neutrino RTOS makes it a strong choice for in-car infotainment and telematics systems, and will serve as an excellent complement to the ARM11 MPCore multicore processor,” said Wayne Lyons, director, Embedded Solutions, ARM. “ARM and QNX are collaborating to streamline the design of multiprocessor systems, giving developers the flexibility to optimize performance, minimize costs and integrate additional functionality as needed to support the advanced in-car multimedia systems of the future.”

About QNX Software Systems
QNX Software Systems, a Harman International company (NYSE: HAR), is the industry leader in realtime, embedded OS technology. The component-based architectures of the QNX Neutrino RTOS and QNX Momentics® development suite together provide the industry's most reliable and scalable framework for building innovative, high-performance embedded systems. Global leaders such as Cisco, DaimlerChrysler, General Electric, Lockheed Martin, and Siemens depend on QNX technology for network routers, medical instruments, vehicle telematics units, security and defense systems, industrial robotics, and other mission- or life-critical applications. Founded in 1980, QNX Software Systems is headquartered in Ottawa, Canada, and distributes products in over 100 countries worldwide. Visit www.qnx.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About the ARM Connected Community
The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

ENDS

QNX, Momentics, and Neutrino are trademarks of QNX Software Systems GmbH & Co. KG, registered in certain jurisdictions and are used under license. All other trademarks and trade names belong to their respective owners.

ARM is a registered trademark of ARM Limited. ARM11 and MPCore are trademarks of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Niall O’Malley	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+44 208 846 0740	+1 408 548 3172	+44 1628 427780
londonarm@text100.co.uk	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 10

16 October 2006

Ideaworks3D and ARM Elevate Mobile Game Development to the Next Level

Partnership will deliver breakthrough efficiencies for development and cross-platform deployment of high-performance mobile games

LONDON, UK AND CAMBRIDGE, UK – Oct. 16, 2006 – Ideaworks3D Ltd. and ARM [(LSE:ARM); (NASDAQ:ARMHY)] today announced a strategic partnership to deliver a new generation of development tools and middleware for the mobile game market. As part of this effort, Ideaworks3D will license and integrate the ARM® RealView® Compilation Tools and RealView Real-Time System Model with its industry-leading Airplay™ game development SDK and deployment solution.

“Platform fragmentation is the bane of the mobile games industry, leading to head-ache inducing costs and complexity for both developers and publishers,” said Thor Gunnarsson, VP and general manager, Labs, Ideaworks3D. “By joining forces with ARM, we can now offer fast-acting relief from the pain of handset porting, and help developers and publishers focus on the real business of making great mobile games.”

“Ideaworks3D and ARM share a common dedication to creating best-in-class tools that enable developers to cost effectively deliver outstanding mobile applications, more quickly than ever before,” said Bryn Parry, general manager, Development Systems, ARM. “The RealView tools, together with the Airplay solution, represent a uniquely powerful combination designed to combat platform fragmentation while delivering higher performance gaming to consumers.”

Airplay, when integrated with the ARM RealView Compilation Tools, will enable faster, more compact game code, with processor-specific optimizations for all ARM architectures. Further, integration of the Airplay solution with the RealView Real-Time System Model will deliver a unique virtual platform for real-time desktop-based debugging and QA testing, well before the hardware platform is available. This development will revolutionize cross-platform game development.

Designed to speed deployment across multiple software environments and hardware architectures, the Airplay SDK incorporates Airplay System, a cross-platform portability technology and run-time execution environment that delivers binary compatible game code across ARM technology-based mobile devices. The resulting game can be deployed over-the-air to multiple operating systems and run-time environments without further porting or any requirement for additional embedded software or resident game engines on the mobile device.

“The rapid development in the capabilities of mobile handsets means tools such as the Airplay SDK are essential,” said Borgar Ljosland, business development manager, Graphics Business Unit, ARM, the division that markets the Mali™ family of graphics processors. “It enables ARM to provide access to its latest CPU, GPU and other emerging technologies ahead of the availability of the actual game platform. This enables developers to launch content that takes full advantage of cutting-edge platforms the moment they appear. ARM has long been a key participant in evolving standards and in building the ecosystem necessary to bring rich, compelling content to the mobile world. Today’s announcement of our expanded relationship with Ideaworks3D highlights this commitment.”

The Ideaworks3D and ARM partnership will drive tangible benefits for the industry. Game developers will benefit from a complete tool chain for rapid and optimized code development and debugging, including automatic debug output from internal testing teams to the game engineer’s desktop. Mobile game publishers will in turn realize dramatic savings by running the bulk of their QA testing on a desktop PC environment, with only pre-certification testing required on the actual handset.

Third-Generation Game Tools and Middleware

Ideaworks3D’s Airplay end-to-end software and service solution enables mobile developers and publishers to create, connect, and deploy high-performance native mobile games across multiple platforms and operating systems, including Symbian OS, BREW, Windows Mobile, Linux and selected RTOS environments. The Airplay solution, developed for more than six years by Ideaworks3D Labs, is the industry’s leading third-generation, commercially battle-tested game SDK.

Powered by ARM RealView Tools

The ARM RealView Compilation Tools have been researched and developed for more than 16 years to provide optimum support for the ARM architecture. The compilation tools deliver the full set of software components required to build C and C++ applications targeting the 32-bit ARM and 16-bit Thumb® and Thumb-2 instruction sets. The RealView Compilation Tools are developed concurrently with new ARM architectures, which enables specific optimizations for each of these ARM architectures. This concurrent process has led to a proven track record of continually improved code density and performance.

The Airplay SDK will incorporate a Real-Time System Model created with the RealView System Generator, a tightly integrated member of the RealView series of tools, which enables platform providers to rapidly generate instruction-accurate virtual prototypes that are fast enough to interact with in real time. The speed of the generated virtual prototypes is comparable to the speed of currently available mobile devices, making it possible to test application software as it will appear on the end device, months before hardware is available.

Availability

The Airplay 3.0 SDK, featuring ARM RealView Tools, will be available for commercial licensing in Q1 2007 from Ideaworks3D, a member of the ARM Connected Community.

About Ideaworks3D

Ideaworks3D is a privately held technology and game development company headquartered in London. Founded in 1998 with a strong Oxford and Cambridge computer science and electronic engineering pedigree, the company has an unparalleled track record of creative innovation and technical leadership in the field of high performance mobile gaming. Ideaworks3D's Studio is the recipient of multiple industry accolades including two consecutive BAFTA Games Awards in 2005 and 2004 for best handheld and mobile games. More information can be found at www.ideaworks3d.com.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About the ARM Connected Community

The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

ENDS

ARM, RealView and Thumb are registered trademarks of ARM Limited. Mali is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Airplay is a trademark of Ideaworks3D Ltd.

Contact Details:

IDEAWORKS3D:

Alex Wood
Porter Novelli
+44-20-7853-2255
Alex.wood@porternovelli.co.uk

ARM PRESS OFFICE: +44 208 846 0797

Niall O’Malley	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+44 208 846 0740	+1 408 548 3172	+44 1628 427780
londonarm@text100.co.uk	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 11

17 October 2006

Emdoor and Honestar to Distribute ARM RealView Tools in China

Partnership accelerates access to RealView development tools for “right first time development” and faster time-to-market

CAMBRIDGE, UK – Oct. 17, 2006 – ARM [(LSE: ARM); (NASDAQ: ARMHY)] today announced that Emdoor Electronic Technology Co., Ltd. (Emdoor) and Honestar Technologies Co., Ltd. (Honestar) will distribute ARM® RealView® development tools in China. The expansion of the distributor network for RealView development tools will provide the Chinese ARM Powered® design community with easier access to the tools they need to deliver highly optimized products to market faster than ever before.

China has emerged as one of the fastest-growing semiconductor and electronics markets in the world. With the growing number of ARM Powered solutions designed, integrated and manufactured by OEMs and ODMs in China, engineers are increasingly demanding tools to create, validate, prototype and test their designs much earlier in the development process. With this agreement, Emdoor and Honestar will enable the Chinese engineering community to access RealView development tools for ARM Powered designs while taking advantage of their respective areas of expertise in embedded solution development and component distribution.

“The growing adoption of the ARM architecture presents the Chinese designer community with significant opportunities and challenges, particularly in the area of tools deployment,” said Jingwei Zhong, general manager, Emdoor. “Through this agreement with ARM and our extensive experience in ARM Powered solutions design, we will provide Chinese engineers with RealView development tools as well as value-added services in solution development.”

“The booming Chinese embedded design industry has seen strong demand in design tools to help deliver high-quality solutions and accelerate the design process,” said Dr. Yucheng Wang, president, Honestar. “With our timely, flexible and efficient services and expertise as a leading distributor in China, Honestar will provide access to the RealView development tools to Chinese designers and build a strong partnership with our customers.”

“Since entering the China market, ARM has been collaborating with many Chinese companies to grow the ARM ecosystem that includes the ARM Approved Training Centers and development tools distributors,” said Dr. Jun Tan, president, ARM China. “Emdoor and Honestar are positioned in different nodes within the industrial value chain and have complementary expertise in areas that are equally important to the success of the industry. The Chinese designer community will benefit from the expansion of the RealView development tools distributor network in China as well as the value added by these two new distributors.”

RealView development tools provide solutions that span the complete development process from concept to final product deployment, enabling system architects to create and validate their hardware design ideas in a virtual environment, and allowing software engineers to compile and debug code. By using the RealView family of development tools, ARM Powered solution designers can gain confidence in their final products much earlier in the design cycle.

About the ARM Connected Community

The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at www.arm.com.

ENDS

ARM, ARM Powered and RealView are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Niall O’Malley	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+44 208 846 0740	+1 408 548 3172	+44 1628 427780
londonarm@text100.co.uk	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 12

23 October 2006

ARM MPCore Multicore Processor Enables Next-Generation Triple-Play Gateway To The Home

Parallogic and ARM enable scalable fanless design in set-top boxes and home hubs offering Internet, video and phone

STERLING, VA AND CAMBRIDGE, UK – Oct. 23, 2006 – Parallogic, a leading developer of multi-core software focused on gigabit packet processing and security applications and a member of the ARM® Connected Community, and ARM [(LSE:ARM)]; (NASDAQ:ARMHY)] today announced their collaboration in “triple-play” home networking technologies. Combining the ARM11™ MPCore™ multicore processor with Parallogic’s industry-proven StriaEdge software, the enhanced solution enables speeds of more than 400 Mbps (megabits per second) in a home networking environment.

The growth of triple-play home networks has been strong, with many large telecommunications companies launching service offerings in the last six months. These services transport massive amounts of data and require the capacity to cope with data packets of varying sizes quickly and efficiently. Enabling Multi-Channel HDTV streams and on-demand services has also placed increased processing strain on home networking specifications for devices such as such as Residential Gateway and set-top boxes. Built around Parallogic’s own parallel-processing TCP/IP stack, the new StriaEdge solution incorporates the ARM11 MPCore multicore processor for efficient power and data handling in next-generation home networking devices.

“The multiprocessing functionality of the MPCore multicore processor is tailor-made for the high data rates and power exertions associated with next-generation home networking,” said Safa Alkateb, president, Parallogic. “Delivering high performance within tight power and thermal constraints is a major issue when designing today’s triple-play set-top boxes due to the large data rates involved. Parallogic’s StriaEdge software enables the system designer to reach these goals by leveraging the performance of a multiprocessor architecture with the simplicity of a single processor programming model.”

The StriaEdge software is architected from the ground up to combine simplicity and performance in a multiprocessing environment. One of the processors within the MPCore multicore processor is allocated as a Control plane processor and runs the familiar Linux OS. The remaining processors then serve as Data Plane engines to process the packet stream. The scaleable nature of the MPCore multicore processor allows system designers to tune the number of processors used in order to provide just the right amount of performance to reach the optimal cost/performance point depending on system throughput needs. Furthermore, the use of multiple 64-bit AMBA® 3 AXI™ system bus interfaces produces a system easily capable of handling high-bandwidth traffic as well as accommodating tight Quality of Service (QoS) requirements.

“As the consumer electronics and entertainment industries embrace digital content as a widespread distribution mechanism, the underlying communications infrastructure must rise to meet the delivery needs of this information,” said Dave Steer, director segment marketing, ARM. “Current home networking technologies are not capable of delivering multiple HDTV streams and VoIP calls effectively, requiring a significant leap in system performance and end-to-end QoS. By enabling designers to use up to four processors through asymmetric multiprocessing, ARM and Parallogic will enable OEMs to scale to meet these future demands.”

About Parallogic

Parallogic Corporation is a privately held company that specializes in developing multicore software and applications. Parallogic augments its PLATFORM APPLICATION software products with professional services, and technical support enabling wide adaptation of multicore technology. For more information visit www.parallogic.com

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About the ARM Connected Community

The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

ENDS

ARM and AMBA are registered trademarks of ARM Limited. ARM11, AXI and MPCore are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Niall O’Malley	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+44 208 846 0740	+1 408 548 3172	+44 1628 427780
londonarm@text100.co.uk	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 13

24 October 2006

Next-Generation ARM Technology Selected by STMicroelectronics to Power Advanced Handheld Multimedia Devices

ARM Cortex-A8 processor delivers unparalleled power efficiency and performance in next-generation devices

CAMBRIDGE, UK – Oct. 24, 2006 – ARM [(LSE:ARM); (NASDAQ:ARMHY)] today announced that STMicroelectronics [NYSE:STM] has joined the community of licensees of the high-performance ARM® Cortex™-A8 processor. As STMicroelectronics expands its presence in next-generation mobile devices, it intends to deploy the Cortex-A8 processor across its mobile technology portfolio, delivering desktop performance to a wide range of affordable mobile phones and portable multimedia devices. By combining the performance and power benefits of the ARM Cortex-A8 processor with its own multi-faceted Nomadik® multimedia applications processors, STMicroelectronics can deliver advanced performance and functionality to end-users.

Multimedia electronics manufacturers must deliver convergence of content and communications, necessitating higher system performance in a low-power environment. The ARM Cortex-A8 processor enables STMicroelectronics’ customers in the personal multimedia electronics and handset manufacturing space, to deliver more than three times the performance of ARM11™ family-based devices for 3G applications such as mobile gaming, video calling and location-based mapping services. The Cortex-A8 processor was specifically designed with such services in mind, while still enabling systems designers to meet stringent time-to-market demands.

“The next generation of personal multimedia electronics devices must incorporate advanced functionality, with the processing power needed to drive the rich content demanded by the end-user such as mobile games, video-on-demand, 3G map services and multi-megapixel cameras,” said Jyrki Hannikainen, Application Processor Division general manager, STMicroelectronics. “By combining ARM’s flagship Cortex-A8 processor, with the distributed processing of the Nomadik® multimedia platform, ST will keep delivering truly compelling high performance, and low-power solution to the market.”

The processor is supported by a wide range of ARM technologies for rapid system design including the new RealView® Developer Suite 3.0; CoreSight™ debug and trace technology; and software library support through the OpenMAX multimedia processing standard.

“Our latest Cortex-A8 processor licensing agreement with STMicroelectronics will deliver innovative technologies to market which incorporate high performance and power efficiency in next-generation multimedia electronics devices,” said Mike Inglis, executive vice president, Marketing and Business Development, ARM. “The ARM Cortex-A8 processor and supporting technologies delivers unparalleled levels of performance and energy efficiency in advanced devices, enabling rich content and applications that appeal to the needs of global markets.”

The Cortex-A8 processor is the first applications processor based on the next-generation ARMv7 architecture, and features Thumb®-2 technology for greater performance, energy efficiency, and code density. It includes the first implementation of the powerful NEON™ signal processing extensions to accelerate media codecs such as H.264 and MP3. The Cortex-A8 solution also includes Jazelle®-RCT Java acceleration technology to optimize Just In Time (JIT) and Dynamic Adaptive Compilation (DAC), and reduces memory footprint by up to three times. Additionally, the new processor features TrustZone® technology for secure transactions and Digital Rights Management (DRM), and IEM capability for low power.

The Cortex Family

The three members of the ARM Cortex family all incorporate the Thumb-2 instruction set, and are designed to address the increasing demands of various markets. The three types of ARM Cortex processor are:

ARM Cortex-A Series: Applications processors for complex OS and user applications
ARM Cortex-R Series: Embedded processors for real-time systems
ARM Cortex-M Series: Deeply embedded processors optimized for microcontroller and low-cost applications

Availability

The ARM Cortex-A8 processor is available to license today.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, RealView, Thumb, Jazelle and TrustZone are registered trademarks of ARM Limited. Cortex, Intelligent Energy Manager, CoreSight, Advantage and NEON are trademarks of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway AS. Nomadik is a registered trademark of STMicroelectronics. Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran	Michelle Spencer	Claudia Natalia
Text 100	ARM	ARM
+44 208 846 0727	+44 1628 427780	+1 408 548 3172
londonarm@text100.co.uk	michelle.spencer@arm.com	claudia.natalia@arm.com

Item 14

24 October 2006

ARM Introduces New Advanced Embedded Memory Test And Repair System For Nanometer Technologies

emBISTRx BIST/BISR solution optimizes overall memory sub-system area and delivers higher chip yield and enhanced test quality

CAMBRIDGE, UK. — Oct 24, 2006 - ARM [(LSE:ARM); (NASDAQ:ARMHY)] today announced the availability of its new advanced emBISTRx™ embedded memory test and repair system that is tightly integrated with the ARM® Advantage™ and Metro™ memory compilers, part of its family of Artisan® physical IP . The ARM fully embedded memory sub-system with integrated Built-in-Self-Test (BIST) and Built-in-Self Repair (BISR) IP increases overall chip yield to reduce chip cost, raise profit margins and enhance manufacturing test quality for Advantage and Metro memories for 45 nanometer (nm), 65 nm and 90 nm.

As memory content increases to thousands of individual memory instances in nanometer designs, system-on-chip (SoC) designers are challenged on multiple fronts, in managing the impact on design parameters such as power, performance and area. Additional areas of impact are development productivity, ensuring repairability for yield enhancement and high-test quality.

Unlike existing approaches where different controller types are required for different types of memory, the advanced ARM emBISTRx system is based on a hierarchically distributed architecture. With the ARM solution, a centralized shared BIST/BISR controller manages many different sizes and types of register files and memories with smart wrappers designed to be placed close to the memory instance. The benefit of ARM’s integrated approach is that it minimizes the area impact on the overall memory sub-system through optimal partitioning of the test and repair logic between the controller, wrapper and memory macro. Depending on the design and implementation, average area reduction in the range of 20-30% can be observed as compared to conventional approaches.

Additionally, the ARM emBISTRx solution reduces the number of interconnects and routing congestion, which results in area savings and faster timing closure. This area efficient, architectural approach allows designers to optimize timing-critical paths and enables at-speed testing, a critical requirement for many high-speed consumer and enterprise applications.

To enhance design productivity, the ARM emBISTRx system includes an automation tool to insert and stitch the BIST/BISR logic into the design, which reduces implementation time and eliminates design errors. The ARM emBISTRx system is tightly integrated with the ARM memory compilers to offer designers an easy-to-use solution for implementing the ARM embedded memory sub-system.

In addition to the traditional approach of targeting standard memory fault types, the ARM emBISTRx system includes algorithms that detect real world silicon defects in nanometer technology such as excessive leakage, weak bits, and subtle behaviour such as resistive shorts and opens that can result in low yield. The defect-based BIST algorithms are architected to minimize test escapes, which can potentially save millions of dollars in cost for high-volume products. The ARM emBISTRx system is tuned to ARM’s specific memory redundancy architecture, which is based on memory defect data, bit-cell yields and related foundry recommendations.

“As our customers move from 90nm to 45nm and beyond, they are facing many challenges to deliver higher yielding memories with robust test quality, and at the same time satisfy the area and timing constraints”, said Neal Carney, vice president of marketing, Physical IP, ARM. “With the introduction of the ARM emBISTRx solution, we are delivering an area-optimized embedded memory sub-system tightly integrated with test and repair capability to enable our customers to meet their overall yield goals with high-test quality and higher profit margins. This solution simplifies the challenge of adding test and repair into complex SoCs enabling our customers to get to market quickly.”

Availability

The ARM emBISTRx product will be available in Q4 2006 and pricing will be based on customers’ selection of memories and process technologies.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Advantage and emBISTRx are trademarks of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+1 415 593 8457	+1 (408) 548-3172	+44 1628 427780
naarm@text100.com	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 15

26 October 2006

ARM Selected To Deliver Low-Power and High-Performance Libraries For IBM, Chartered and Samsung 45-Nanometer Common Platform Technology

Companies extend relationship to enable customers’ time-to-market advantage for advanced SoC design and semiconductor manufacturing solutions

CAMBRIDGE, UK – Oct. 26, 2006 – ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced that Common Platform technology business partners IBM, Chartered Semiconductor Manufacturing and Samsung Electronics Co., Ltd., have licensed ARM® Metro™ low-power and Advantage™ high-performance products, part of its Artisan® Physical IP family, for the technology alliance’s 45-nanometer (nm) Low-Power (LP) process technology. The license agreement for ARM libraries extends the companies’ relationship to ensure system-on-chip (SoC) design compatibility and manufacturing flexibility for foundry customers. ARM previously announced and has delivered products under 65nm license agreements with IBM, Chartered, and Samsung, as well as 90nm products under license agreements with IBM and Chartered. Additionally, IBM, Chartered and Samsung are members of the ARM Connected Community.

The ARM Advantage and Metro products include ARM standard cells, I/Os and memories, which support the IBM, Chartered and Samsung 45nm LP Common Platform process and are optimized for both low -power and high-performance designs for a wide range of applications in the consumer, communications and networking markets. Additionally, product enhancements have been made at 45nm to meet expanding customer requirements and to address increased manufacturability challenges. New product enhancements include: power-gating and circuit implementations that enable run-time control of performance and leakage power in all memories; design techniques and enhancements to the ARM Power Management Kit of standard cells that simplify the task of implementing advanced power-reduction techniques in SoCs; programmable I/O architecture and design techniques that enable on-the-fly reconfigurability of the I/O ring to meet changing system requirements and allow reuse of an SoC in multiple systems.

“Optimized libraries are a required building block for semiconductor development and manufacturing processes as the industry moves to more advanced technologies. We have selected ARM as a market leading physical IP provider for the Common Platform technology at 45nm, building on our proven relationship at 65nm,” said Steve Longoria, vice president, semiconductor technology platform, IBM Technology Collaboration Solutions™. “With ARM's optimized and proven libraries as a base, our clients and their customers can reap the benefits of next generation technology by developing their IP in chips, safe in the knowledge that the Common Platform collaborators and ARM have created a robust foundation for their designs."

“The Common Platform model is centered on the needs of customers and the flexibility they require in leveraging their intellectual property investment across their supply base,” said Kevin Meyer, vice president of worldwide marketing and platform alliances at Chartered. “By working together with ARM to support multi-fab physical IP, we can accelerate the delivery of a fully optimized, low-power and high-performance solution on the industry’s most advanced 45nm low-power technology node. This type of customer-centric collaboration between the Common Platform partners and ARM typifies the value customers get from open ecosystem cooperation.”

“A proven library provider is critical to the success of the Common Platform,” said Ana Hunter, vice president of technology for Samsung Semiconductor, Inc. “Our cooperation with ARM brings together the expertise of our four companies to provide our customers with the most competitive standard cells, memory compilers and I/Os and incorporating the latest advances in DFM, power-management and design flow integration. We look forward to a strong, long-term relationship with ARM.”

“Extending ARM’s relationship with the Common Platform to 45nm technology provides SoC designers a generation leap in process performance and power optimization while doubling the gate density from 65nm,” said Warren East, chief executive officer, ARM. “Our collaboration model with the Common Platform technology partners enables concurrent optimization of physical IP with process technology and design methodologies resulting in superior solutions for our customers.”

All ARM physical IP is characterized for timing and power over an extended range of voltages, enabling customers to perform accurate pre-tapeout simulation of multi-voltage designs. Additionally, the ARM Advantage and Metro suite of products enables advanced power-management methodologies by providing library components such as voltage level shifters and power-gating cells for use with both memories and standard cell blocks.

The ARM Advantage and Metro products conform to the ARM design standard that includes ARM’s extensive set of views and models providing integration with many of the industry’s leading electronic design automation (EDA) tools. These views provide functional, timing and power information for the Advantage and Metro products over a wide range of operating conditions, thus allowing designers to implement complex power-management systems that actively control dynamic and leakage power within their SoCs.

Availability
Preliminary versions of the ARM Advantage and Metro standard cell and I/O libraries and memory compilers for the IBM, Chartered and Samsung 45nm LP Common Platform technology are scheduled for availability in the fourth quarter of 2006 for licensed customers to download from the ARM website at http://www.arm.com at no charge. Final versions of the products are scheduled to be available in the second quarter of 2007.

About the Common Platform Collaboration
IBM, Chartered and Samsung have broken new ground in the semiconductor industry with a unique collaboration focused on leading-edge, jointly developed digital CMOS process technologies and advanced manufacturing. The Common Platform technology model is further supported by a comprehensive ecosystem of design enablement and implementation partners from the EDA, IP and design services industries. This ecosystem allows foundry customers to easily source their chip designs to multiple 300mm foundries with minimal design work, unprecedented flexibility and choice. The Common Platform model features 90nm, 65nm and 45nm offerings, built upon jointly developed process technology from IBM, Chartered, and Samsung.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About the ARM Connected Community
The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

ENDS

ARM is a registered trademark of ARM Limited. Advantage and Metro are trademarks of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Michelle Spencer
Text 100	ARM
+1 415 593 8457	+44 1628 427780
naarm@text100.com	michelle.spencer@arm.com

Claudia Natalia ARM

+1 408 548 3172
claudia.natalia@arm.com

Item 16

31 October 2006

ARM Strengthens Physical IP Portfolio By Adding Silicon On Insulator Technology Through SOISIC Acquisition

CAMBRIDGE, UK – Oct. 31, 2006 - ARM [(LSE:ARM); (Nasdaq:ARMHY)], today announced it has acquired SOISIC, a leading company in Physical IP based on Silicon on Insulator (SOI) technology. The privately-owned company has offices in Grenoble, France and Santa Clara, California and has net assets of approximately Euros 250,000. The Grenoble office will become a new design center for the ARM® family of Artisan® Physical IP and SOI technology, adding local engineering support for ARM’s European customer base.

“SOI technology is a leading candidate to address the power and performance scaling issues associated with traditional bulk CMOS processes as they migrate to ever-smaller geometries,” said Mike Muller, CTO, ARM. “The acquisition of SOISIC adds a new capability to our physical IP portfolio offering the potential for significantly better optimization of performance and power consumption for our Partners.”

SOISIC develops standard cell libraries, embedded SRAM memory compilers and I/Os in SOI technologies, enabling the benefits of SOI to expand beyond full custom-designed ICs into the mainstream SoC market, where more automated standard cell-based design methodologies are widely deployed. SOISIC’s expertise derives from detailed understanding of the unique benefits of SOI process technology and the application of this technology in products it has developed from 250nm down to 90nm.

“Adding our SOI expertise to the broad array of ARM physical IP products will greatly expand the solution space for ARM Partners who push continually for both higher performance and lower power in a broad range of applications, including mobile, home and enterprise markets,” said Jean-Luc Pelloie, managing director and CTO of SOISIC. “As process geometries continue to shrink, SOI technology will play a larger role in extracting the performance increases and power savings required to make these new-generation products economically viable.”

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

About SOISIC
SOISIC is the world’s leading company in semiconductor IP for Silicon On Insulator (“SOI”) technologies. The company has worked across the globe in multiple SOI processes and nodes from 0.25um down to 90nm, both in ultra low power and high performance. SOISIC has helped the world’s leading companies to begin their SOI development and to use SOI for low power applications.

ENDS

ARM is a registered trademark of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan Ltd; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Item 17

31 October 2006

ARM Holdings plc Reports Results For The Third Quarter and Nine Months Ended 30 September 2006

Company conference calls discussing the results will be webcast today at 09:00 and 13:00 GMT at www.arm.com/ir

CAMBRIDGE, UK, 31 October 2006—ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results to 30 September 2006 with total sterling revenues up 15% and normalised EPS up 18% for the first nine months of 2006 compared to the same period in 2005

	Normalised*			US GAAP
£M	Q3 2006	Q3 2005	% Change	Q3 2006	Q3 2005
Revenue	64.8	56.7	+14%	64.8	56.7
Income before income tax	21.2	19.1	+11%	12.6	12.0
Operating margin	30.1%	31.3%		16.9%	18.8%
Earnings per share (pence)	1.12	1.05	+7%	0.67	0.68
Net cash generation**	17.9	15.7	+13%

Highlights

Record dollar revenue quarter, up 20% to $120.7m

Sequential dollar revenue growth over strong Q2 in seasonally weaker third quarter

Record revenue quarter for the Physical IP Division (“PIPD”), up 20% to $25.6m

Record underlying royalties for PIPD, up 24% sequentially and up 40% on Q3 05

26% growth in PD royalty revenue on record unit shipments

Further Cortex™ family and 65nm physical IP licenses signed in the quarter

Early in Q4, licensed leading-edge 45nm physical IP to IBM, Samsung and Chartered

Commenting on the third quarter, Warren East, Chief Executive Officer, said:

“Having reported a strong second quarter in July, we are pleased to have achieved record dollar revenues, up 20% year on year, in the third quarter. We continue to execute well on licensing across the business with three more Cortex family licenses and three more 65nm physical IP licenses being signed in the quarter. Additionally early in Q4, the Physical IP division completed the licensing of leading-edge 45nm technology to IBM, Samsung and Chartered, representing a further significant milestone towards our longer term goal of licensing our Physical IP products on the most advanced processes to the wider semiconductor industry.

With licensing and royalties performing well, we are confident of achieving a solid Q4 in line with current market expectations.”

CONTACTS:

Tom Buchanan/Fiona Laffan Brunswick +44 (0) 207 404 5959	Tim Score/Bruce Beckloff ARM Holdings plc +44 (0)1628 427800

* Normalised figures are US GAAP before acquisition-related charges and other share-based remuneration charges and profit on disposal of available-for-sale securities. For reconciliation of GAAP measures to normalised non-GAAP measures detailed in this document, see notes 5.1 to 5.26.

** Before dividends and share buybacks, net cash flows from share option exercises, acquisition consideration and proceeds from the disposal of available-for-sale securities - see notes 5.14 to 5.18.

*** Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Approximately 95% of invoicing is in dollars.

**** Each American Depositary Share (ADS) represents three shares.

Financial review
(US GAAP unless otherwise stated)

Third quarter ended 30 September 2006

	Revenue (£M)			Revenue ($M)***
	Q3 2006	Q3 2005	% Change	Q3 2006	Q3 2005	% Change
Licensing
PD	19.0	17.3	+10%	35.0	30.9	+14%
PIPD	8.9	8.6	+3%	16.5	15.2	+9%
Total Licensing	27.9	25.9	+8%	51.5	46.1	+12%
Royalties
PD	21.4	18.0	+19%	40.3	32.1	+26%
PIPD	4.8 ¹	3.4 ¹	+43%	9.1¹	6.0¹	+50%

Total Royalties	26.2	21.4	+23%	49.4	38.1	+29%
Development Systems	6.5	5.8	+12%	12.1	10.3	+17%
Services	4.2	3.6	+16%	7.7	6.5	+18%
Total Revenue	64.8	56.7	+14%	120.7	101.0	+20%
¹ Includes catch-up royalties in Q3 2006 of £0.4m ($0.7m) (Q3 2005: nil).

Total revenues
Total revenues for the third quarter of 2006 amounted to £64.8 million, up 14% versus the same period in 2005. In US dollar terms***, third quarter revenues were $120.7 million, up 20% versus Q3 2005. The effective US dollar to sterling exchange rate in Q3 2006 was $1.86 compared to $1.78 in Q3 2005.

License revenues
Total license revenues in the third quarter grew by 8% to £27.9 million, representing 43% of group revenues, compared to £25.9 million in Q3 2005 which represented 46% of revenues. License revenues comprised £19.0 million from the Processor Division (“PD”) and £8.9 million from the Physical IP Division (“PIPD”). In US dollar terms, license revenues grew by 12%.

Royalty revenues
Total royalty revenues in Q3 2006 grew 23% to £26.2 million, representing 40% of group revenues, compared to £21.4 million in Q3 2005, representing 38% of revenues, continuing the long term trend of royalty revenues increasing as a proportion of total group revenue.

Royalty revenues comprised £21.4 million from PD and £4.8 million from PIPD. Total PIPD royalties of £4.8 million included £0.4 million of catch-up royalties. In US dollar terms, PD royalties were $40.3 million and PIPD royalties were $9.1 million which represented an increase of 26% and 50% respectively on Q3 last year.

Development Systems and Service revenues
Sales of development systems in Q3 2006 were £6.5 million, representing 10% of group revenue, compared to £5.8 million in Q3 2005, an increase of 12%. Service revenues in Q3 2006 were £4.2 million, representing 7% of group revenues, compared to £3.6 million in Q3 2005.

Gross margins
Gross margins for the third quarter, excluding the FAS123(R) charge of £0.2 million (see below), were 87.7%, the same level as in Q3 2005. The gross margin this quarter was lower than the 89.1% reported in Q2 2006, reflecting the higher proportion of group revenues accounted for by the conversion of PIPD order backlog in Q3 and the impact of the weaker dollar on the gross margin of the Development Systems business which has a predominantly sterling cost base.

Operating expenses and operating margin
Total operating expenses in Q3 2006 were £45.7 million compared to £39.1 million in Q3 2005. Total operating expenses of £45.7 million in Q3 2006 include amortisation of intangible assets of £4.6 million (Q3 2005: £4.3 million) and £3.7 million in relation to the fair value of share-based remuneration in accordance with FAS123(R) – “Share-Based Payment”. The total FAS123(R) charge of £3.9 million in Q3 2006 is included within cost of revenues (£0.2 million), research and development (£2.3 million), sales and marketing (£0.8 million) and general and administrative (£0.6 million). As FAS123(R) was effective for the first time in Q1 2006 and as ARM is applying the standard on the “modified prospective” basis, there is no directly equivalent charge in Q3 2005. Total operating expenses of £39.1 million in Q3 2005 did, however, include a deferred stock-based compensation charge of £2.8 million. Pro forma income statements for Q3 2006 and Q3 2005 are set out in notes 5.25 and 5.26 below which reconcile US GAAP to the normalised non-GAAP measures referred to in this earnings release.

The commentary on operating expenses below excludes amortisation and share-based remuneration charges. Operating expenses in Q3 2006 were £37.4 million, the same level as in Q2 2006, compared to £32.0 million in Q3 2005. The increase year over year is primarily due to investment in new people. The number of full-time employees has increased by 212 since the start of the year, the majority being added to PIPD and the emerging business units (Data Engines, Embedded Software, Fabrics and Graphics). 30% of new heads have been recruited in our Bangalore Design Centre.

Operating expenses for the nine months year to date are now £109.3 (5.24) million and, as previously indicated, are expected to be approximately £150 million in the full year 2006.

Research and development expenses were £15.5 million in Q3 2006, representing 24% of revenues, compared to £15.0 million in Q2 2006 and £13.9 million in Q3 2005. Sales and marketing costs in Q3 2006 were £10.0 million, being 15% of revenues, compared to £9.8 million in Q2 2006 and £8.5 million in Q3 2005. General and administrative expenses in Q3 2006 were £11.9 million, representing 18% of revenues, compared to £12.6 million in Q2 2006 and £9.6 million in Q3 2005.

Normalised operating margin in Q3 2006 was 30.1% (5.1) compared to 32.2% (5.2) in Q2 2006 and 31.3% (5.3) in Q3 2005.Operating margins in Q3 2006 were lower than in Q2 2006 due primarily to the weakening of the US dollar against sterling.

Interest receivable
Interest receivable was £1.7 million in Q3 2006 compared to £1.4 million in Q3 2005.

Earnings and taxation
Income before income tax in Q3 2006 was £12.6 million compared to £12.0 million in Q3 2005. After adjusting for amortisation of intangibles and stock-based compensation, normalised income before income tax in Q3 2006 was £21.2 million(5.6) compared to £19.1 million(5.8) in Q3 2005, an increase of 11%. The group’s effective tax rate under US GAAP in Q3 2006 was 25.7% reflecting the availability of research and development tax credits and taking into account the benefits arising from the structuring of the Artisan® acquisition.

Third quarter fully diluted earnings per share prepared under US GAAP were 0.67 pence (3.77 cents per ADS****) compared to earnings per share of 0.68 pence (3.61 cents per ADS****) in Q3 2005. Normalised earnings per fully diluted share in Q3 2006 were 1.12 pence(5.19,5.25) per share (6.25 cents per ADS****) compared to 1.05 pence(5.21,5.26) (5.55 cents per ADS****) in Q3 2005.

Balance sheet, cash flow and share buyback
Intangible assets at 30 September 2006 were £422.6 million, comprising goodwill of £364.0 million and other intangible assets of £58.6 million, compared to £366.6 million and £64.8 million respectively at 30 June 2006.

Total accounts receivable increased to £73.1 million at 30 September 2006, comprising £46.6 million of trade receivables and £26.5 million of amounts recoverable on contracts, compared to £72.0 million at 30 June 2006, comprising £47.2 million of trade receivables and £24.8 million of amounts recoverable on contracts. Days sales outstanding (DSOs) were 52 at 30 September 2006 compared to 49 at 30 June 2006 and 54 at 31 December 2005. Payments received shortly after the end of the quarter brought DSOs down to 44. Deferred revenues were £33.6 million at 30 September 2006 compared to £28.3 million at 30 June 2006.

In Q3 2006, the Company purchased 18.5 million shares at a total cost of £21.5 million. Over the past 2 quarters, ARM has returned more than £43 million to shareholders via the buyback program, representing 65% of the total returned to shareholders via this program since its inception in July 2005. Partly as a result of the share buyback, the fully diluted shares in issue have reduced from 1,431 million in Q4 2005 to 1,396 million in Q3 2006. We intend to resume the buyback program after the publication of these results.

Net cash at 30 September 2006 was £147.4 (5.11) million compared to £148.8 (5.12) million at 30 June 2006.

Current trading and prospects
Strong licensing and royalty momentum enabled us to grow dollar revenues 20% in Q3, building on the progress made in the first half of 2006. Further, we enter Q4 with a healthy opportunity pipeline for licensing across the portfolio.

With licensing and royalties performing well, we are confident of achieving a solid Q4 in line with current market expectations.

Operating review

PD licensing
14 processor licenses were signed in Q3 2006 bringing the total cumulative number of licenses signed to 448. Licensing activity in the quarter again demonstrated a good mix between our newer and more mature technologies. We signed a total of five licenses to Cortex and ARM11 family processors, being three multi-use upgrades to the newly-released Cortex-R4 product and two multi-use upgrades to ARM11™ family processors.

Of the other nine licenses, seven were for ARM9™ family processors including four per-use licenses to new partners. Three further ARM9 family licenses were signed as derivative licenses, one being a term license and two being per-use licenses. Two derivative licenses were signed for ARM7 TM family processors, being one multi-use license and one per-use license.

PD royalties
ARM partners shipped 621 million units in Q2 2006 (we report royalties one quarter in arrears), up 53% on the comparable period last year and up 12% sequentially. This significant volume growth was driven primarily by products incorporating lower-priced chips including ultra low-cost handsets, connectivity semiconductors such as Bluetooth and WiFi, smartcards and microcontrollers. As a result, the 26% year-on-year growth in dollar royalty revenues was achieved with an average royalty rate of 6.5 cents per unit, compared to 7.2 cents per unit last quarter.

Of total shipments of 621 million, 37% related to units based on ARM9 family technology, including 12% relating to shipments of ARM926™ processor-based products, and just under 1% from the ARM11family technology (up 42% sequentially). As at the end of Q3, 70 of our 187 semiconductor partners are shipping ARM technology-based products. The mobile and non-mobile segments accounted for 67% and 33% of total shipments respectively.

PIPD licensing
In Q3, ARM signed a further 20 licenses for physical IP bringing the total number of licenses to 263. Of the 20 licenses, four were platform licenses to foundries consisting of three 65nm AdvantageTM Platforms and one 90nm ClassicTM Platform. This brings the total number of physical IP platforms licensed to foundries and integrated device manufacturers (IDMs) to 79 and the total number of platform licenses at 65nm to 14.

The remaining 16 licenses were end-user licenses consisting of seven standard cell libraries (one Advantage at 90nm, three Classic at 130nm, and two MetroTM and one Classic at 180nm), three memory compilers (two Classic at 130nm and one Classic at 180nm), and six VelocityTM high speed PHYs at 90nm. This brings the total number of end-user licenses for these technologies to 184.

In October 2006, ARM announced the licensing of leading edge 45nm technology to IBM, Samsung and Chartered. There are now seven 45nm licensees in total, including one with TSMC. The licensing of 45nm technology to the world’s leading semiconductor foundries and ASIC service providers is further proof of the attractiveness of ARM physical IP products at leading edge process technologies. In conjunction with the traditional physical IP business, this also positions ARM to enable the leading IDMs and big fabless chip companies to outsource their physical IP development to ARM in due course.

PIPD royalties
PIPD royalties in Q3 were $9.1 million compared to $6.0 million in Q3 2005, representing a 50% increase. Q3 2006 royalties included catch-up royalties of approximately $0.7 million, giving underlying royalties in the quarter of $8.4 million, a record underlying royalty quarter for the PIPD business. Growth of underlying royalties of 40% versus Q3 2005 and 24% sequentially is indicative of the increased penetration and use of ARM physical IP in chip designs.

Acquisition of Soisic SA
In October 2006, ARM has acquired Soisic SA, a leading company in physical IP based on Silicon on Insulator (SOI) technology. The company has offices in Grenoble, France and Santa Clara, California. At the same time we have entered into a joint development agreement with SOITEC, the world’s leading innovator and provider of SOI substrates, to support our future development of SOI libraries for the fabless/foundry arenas.

The acquisition of SOI technology adds a new capability to ARM’s physical IP portfolio, offering the potential to address the power and performance scaling issues associated with traditional bulk CMOS processes as they migrate to ever smaller geometries. Soisic has helped some of the world’s leading companies to begin their SOI development and to use SOI for low power applications. We believe that SOI technology will play an increasing role in extracting the performance increases and power savings required to make new generation mobile, home and enterprise applications economically viable.

Development Systems
Development Systems dollar revenues in Q3 2006 were $12.1 million, up 17% from $10.3 million in Q3 2005. In the quarter, Development Systems achieved a record bookings quarter, reflecting the desire of a growing number of customers to enter into long-term commercial and technical relationships for Development Systems products.

Backlog
Group order backlog was lower at the end of Q3 than at the half year, due partly to higher conversion of PIPD backlog into revenue in the third quarter. However, after a strong start to licensing activity across the business in the early weeks of Q4, group order backlog has now returned to the half-year level. Most of the licenses signed early in Q4 were for newer technologies and therefore we have not changed our license revenue expectations for Q4.

People
At 30 September 2006 we had 1,536 full-time employees compared to 1,471 at the end of Q2 2006. At 30 September 2006, the group had 620 employees based in the UK, 552 in the US, 136 in Continental Europe, 178 in India and 50 in the Asia Pacific Region.

Board changes
As announced in May this year, Sir Robin Saxby retired from the board on 1 October 2006, when he became President of the Institute of Engineering and Technology (IET). During his year as President of the IET he will remain associated with ARM as Chairman Emeritus.

He was succeeded as Chairman by Doug Dunn, who joined the board in December 1998 as an independent non-executive director. Mr Dunn was previously President and Chief Executive Officer of ASM Lithography Holding N.V. until his retirement in December 2004. He is a non-executive director of ST Microelectronics N.V., Soitec S.A., LG. Philips LCD Co. Ltd and TomTom NV.

Kathleen O'Donovan will join the board as an independent non-executive director and a member of the Audit Committee on 7 December 2006. She is a non-executive director and Chairman of the Audit Committees of Prudential plc and Great Portland Estates PLC and a non-executive director of EMI Group plc. She is also Chairman of the Invensys Pension Scheme. Previously she was a non-executive director and Chairman of the Audit Committee of the Court of the Bank of England and a non-executive director of O2 plc. Prior to that, she was Chief Financial Officer of BTR and Invensys and before that she was a partner at Ernst & Young.There are no further details required to be disclosed under paragraph 16.4 of the Listing Rules.

Legal matters

Nazomi
In May 2002, Nazomi Communications, Inc. (“Nazomi”) filed suit against ARM alleging wilful infringement of Nazomi’s US Patent No. 6,332,215 ("'215 Patent"). ARM answered Nazomi’s complaint in July 2002 denying infringement. ARM moved for summary judgment and a ruling that the technology does not infringe Nazomi’s patent. The United States District Court for the Northern District of California granted ARM’s motion, and Nazomi appealed the District Court’s ruling. In September 2004, the Court of Appeals for the Federal Circuit heard the appeal and issued its decision in April 2005. Because, in the opinion of the Court of Appeals for the Federal Circuit, the District Court did not construe the disputed claim term in sufficient detail for appellate review, the Court of Appeals for the Federal Circuit remanded the dispute back to the District Court for further analysis. A supplementary “Markman” hearing was held in October 2005 to decide the construction of a fundamental term in the '215 Patent and a decision on claim construction was delivered on 6 September 2006. The decision emphatically supports ARM's construction of the relevant term and consequently strongly supports ARM's non-infringement arguments. Based on this decision, ARM is now pursuing the necessary steps to obtain a final ruling that ARM’s technology does not infringe the ‘215 patent.

TPL Group
In October 2005, Technology Properties Limited, Inc. (“TPL”) filed suit, in the United States District Court for the Eastern District of Texas (Marshall Division), against certain companies in the Fujitsu, Matsushita, NEC and Toshiba groups of companies alleging infringement of TPL’s US Patents Nos. 5,809,336; 5,784,584 and 6,598,148 (the “Litigation”). All of the defendants are licensees of various ARM technologies. It was revealed as part of the preliminary infringement contentions in the Litigation, filed in July 2006, that certain ARM technology is alleged to infringe a single claim in US Patent No. 5,784,584 (the "'584 Patent"). In September 2006 ARM filed a motion to intervene in the Litigation and that motion has been granted; ARM is now a defendant party in the Litigation. The claim construction (or “Markman”) hearing is scheduled for May 2007 and the trial date is scheduled for November 2007. Based on legal advice and written opinions received from external counsel, ARM is confident that the accused ARM technology does not infringe any of the claims of the '584 Patent or that the patent is invalid. ARM has voluntarily joined as a party to the Litigation to proactively defend its technology against ill conceived and false infringement allegations and fully expects to prove the case for non-infringement or invalidity in the course of the Litigation.

ARM Holdings plc Q3 2006 Earnings Release Financial Tables (43Kb PDF)

Note
The results shown for Q3 2006, Q2 2006, Q3 2005, 9M 2006 and 9M 2005 are unaudited. The results shown for FY 2005 are audited. The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240(3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2005, upon which the Company’s auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act, have been delivered to the Registrar of Companies.

Except for changes in accounting policy on the adoption of new accounting standards, as disclosed, the results for ARM for Q3 2006 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the US GAAP financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2005 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2005.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realise the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2005 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. ARM7, ARM9, ARM926, ARM11, Cortex, Advantage, Classic, Metro and Velocity are trademarks of ARM Limited.Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. ARM refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited, ARM Inc., ARM Physical IP Inc., Axys Design Automation Inc., Axys GmbH, ARM KK, ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS, ARM Consulting (Shanghai) Co. Ltd., ARM Belgium NV., ARM Embedded Technologies Pvt. Ltd., Keil Elektronik GmbH and ARM Norway, AS.